Exhibit 99.2

ASX ANNOUNCEMENT

November 24th, 2010

2010 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached slide show presentation which will be delivered by Chief Executive Officer, Dr. Paul MacLeman, at the Company’s 2010 Annual General Meeting to be held at 10.00 am this morning in the “Treetops” Room at Melbourne Museum, 11 Nicholson Street, Carlton, Victoria, Australia.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Telephone: +61 3 8412 7000

Annual General Meeting Dr Paul MacLeman, CEO TreeTops, Melbourne Museum, November 24, 2010 Building a global diagnostic products business

Forward looking statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Your Company Back to basics approach to growing our business More products in more territories Reduced costs Strategy for meaningful growth and profitability Focused on a few measurable, deliverable milestones 3

Today’s Presentation Review of last year’s objectives Progress towards these objectives Goals for this year 4

2010 Goals and Outcomes Medical Animal Profiling Leading provider of cancer management tools, Asia Pacific Global relationships or M&A accessing leading products Leading provider of breeding health management Expand into household, veterinary and pedigree channels Leading private provider in the region Commercial solutions for law enforcement and immigration Support and expand licensing to resource growth 5

Licensing Program: Resources for Growth World class in- house licensing team Parties joined suit #1: settled Beckman Coulter Partnership with Sheridan Ross PC, a full service Orchid Cellmark intellectual property law firm based in Colorado Gen- Probe Interleukin Genetics assertion candidates joined to first assertion Molecular Pathology (5 settled, 3 in settlement negotiations) Laboratory Network Monsanto Delivering results, in addition we have had wins PIC USA in Europe outside this program Sunrise Medical Laboratories Off balance sheet financing Pioneer Hi-Bred Secondand third suits under evaluation 6

Australian Operations Sales increases, examples Royal Women's Hospital Royal North Shore Hospital Chinese Kennel Union Service, price and competency Cost containment Head count 85 to 58 last 12mm Divestment non-productive assets Canine re-structuring More focus on what we are good at $1MM recurrent costs eliminated 7

Medical Strategy Delivers Early Results Planned Q1 2011 launch 8

Compelling Market Opportunity The US market for existing breast cancer molecular diagnostics is approximately $690MM* Referenced by: BRACAnalysis (Myriad) sales ~$320MM in 7 years OncotypeDx (Genomics Health) ~$200MM in 5 years Other players (Genzyme, Clarient, etc.) make up the balance BREVAGen™ target US market is a patient population of 1,000,000 patients per annum (65% of 1,600,000 breast biopsy patients) * Ref: U.S. Markets for Breast Disease Detection and Diagnostic Technologies March 2006, Report #A404.

 BREVAGen™ Nearing - US Launch Marketing via subsidiary Phenogen Sciences Inc. (USA), GTG RoW Large global opportunity Preparing for staged US launch Q1 2011 Unique, patented product Peer reviewed validation study Oct10 Journal of National Cancer Institutes CLIA registration in train: Australia’s first globally accredited lab Major milestone Enables access to USA markets 10

BREVAGen™ Opportunity Short Term ADH/ALH/LCIS (400k) Intermediate Biopsy (1M*) All Biopsy Patients (1.6M) All Mammogram Targets** (60.3M) Longer Term *Estimate from PhenoGen Sciences **49.5M Caucasian women, 7.9M African American women, 2.9M Asian American women ages 40-80

 BREVAGen™ – World’s First Validated Non-Familial Breast Cancer Test (85% of cases) Gail Score Mammogram 1.6 million breast biopsies per year (USA) 1 million patients indeterminate management based upon histopathology BREVAGen re-classifies ~25% of these and thus enables preventive SERM therapy SERMs 69% effective at preventing ER+ BCa 12

Financials Improvements in both product Cost reductions and rising and more strongly, in licensing revenues have produced a revenues strong trend towards positive cash flows and profitability 13

 2011 Goals Global business Successful launch of BREVAGen™ in US (& EU) Partner with pharmaceutical companies for development of companion diagnostics Australian operations Move towards critical mass for Australian sales & operations Business development and M&A Seek out other late stage product opportunities to market in US & Europe Look for win- win partnerships Licensing Continue to support licensing activities to drive growth 14

Summary Genetic Technologies is becoming a leading global provider of cancer management tools BREVAGen™ the 1st in global portfolio New products, customers and revenues delivered to plan Revenue up, costs down, moving closer to profitability & meeting milestones Experienced management achieving goals US assertion and EU licensing strategy providing resources to achieve these goals Reduction in financial risk Ability to develop, access or acquire further products 15

Genetic Technologies Ltd Taking Our Products to the World Phenogen Sciences Inc 16

Thank You Dr Paul D R MacLeman CEO Genetic Technologies Ltd Phone +61 3 8412 7000 Cell +61 419 401 445 Email paul.macleman@gtglabs.com 17